GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information
1. Distribution Summary	**Deal Name:** Residential Asset Mtge Products, 2006-SP2
2. Factor Summary	**Asset Type:** Mortgage Asset-Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*	
4. Interest Summary	**Closing Date:** 05/09/2006
	First Distribution Date: 05/25/2006
5. Other Income Detail	
	Determination Date: 12/20/2006
6. Interest Shortfalls, Compensation and Expenses	**Distribution Date:** 12/26/2006
	Record Date:
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Book-Entry: 12/22/2006
	Definitive: 11/30/2006
8. Collateral Summary	
9. Repurchase Information	
10. Loan Status Report (Delinquencies)	
11. Deal Delinquencies (30 Day Buckets)	**Trustee:** The Bank Of New York Trust Co
12. Loss Mitigation and Servicing Modifications	**Main Telephone:** 713-483-6154
13. Losses and Recoveries	**GMAC-RFC**
14. Credit Enhancement Report	**Bond Administrator:** Nicholas Gisler
15. Distribution Percentages *(Not Applicable)*	**Telephone:** 818-260-1628
16. Overcollateralization Summary	**Pool(s) :** 40332,40333
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts	
18. Performance Tests	
19. Lender Paid Mortgage Insurance *(Not Applicable)*	
20. Comments	

Statement to Certificateholder

Residential Asset Mtge Products, 2006-SP2
December 26, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	74919PAA7	201,382,000.00	144,919,348.25	5.39000000	20,615,485.28	629,231.76	21,244,717.04	0.00	0.00	0.00	124,303,862.97
A-2	74919PAB5	54,409,000.00	54,409,000.00	5.49000000	0.00	240,623.80	240,623.80	0.00	0.00	0.00	54,409,000.00
A-3	74919PAC3	34,337,000.00	34,337,000.00	5.59000000	0.00	154,621.42	154,621.42	0.00	0.00	0.00	34,337,000.00
M-1	74919PAD1	22,400,000.00	22,400,000.00	5.66000000	0.00	102,131.56	102,131.56	0.00	0.00	0.00	22,400,000.00
M-2	74919PAE9	18,245,000.00	18,245,000.00	5.79000000	0.00	85,097.72	85,097.72	0.00	0.00	0.00	18,245,000.00
M-3	74919PAF6	9,574,000.00	9,574,000.00	6.42000000	0.00	49,513.54	49,513.54	0.00	0.00	0.00	9,574,000.00
M-4	74919PAG4	4,155,000.00	4,155,000.00	6.67000000	0.00	22,325.05	22,325.05	0.00	0.00	0.00	4,155,000.00
M-5	74919PAH2	3,613,000.00	3,613,000.00	7.50262961	0.00	22,177.80	22,177.80	0.00	0.00	0.00	3,613,000.00
SB	74919PAL3	13,190,285.75	13,187,642.93	0.00000000	0.00	585,488.97	585,488.97	0.00	0.00	0.00	13,187,642.93
R-I	74919PAJ8	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II	74919PAK5	0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**361,305,285.75**	**304,839,991.18**		**20,615,485.28**	**1,891,211.62**	**22,506,696.90**	**0.00**	**0.00**	**0.00**	**284,224,505.90**

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	74919PAA7	719.62413845	102.37004936	3.12456803	105.49461739	0.00000000	0.00000000	617.25408909
A-2	74919PAB5	1,000.00000000	0.00000000	4.42249995	4.42249995	0.00000000	0.00000000	1,000.00000000
A-3	74919PAC3	1,000.00000000	0.00000000	4.50305560	4.50305560	0.00000000	0.00000000	1,000.00000000
M-1	74919PAD1	1,000.00000000	0.00000000	4.55944464	4.55944464	0.00000000	0.00000000	1,000.00000000
M-2	74919PAE9	1,000.00000000	0.00000000	4.66416662	4.66416662	0.00000000	0.00000000	1,000.00000000
M-3	74919PAF6	1,000.00000000	0.00000000	5.17166701	5.17166701	0.00000000	0.00000000	1,000.00000000
M-4	74919PAG4	1,000.00000000	0.00000000	5.37305656	5.37305656	0.00000000	0.00000000	1,000.00000000
M-5	74919PAH2	1,000.00000000	0.00000000	6.13833379	6.13833379	0.00000000	0.00000000	1,000.00000000
SB [1]	74919PAL3							
R-I	74919PAJ8	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II	74919PAK5	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	78.66602486%
Group I Factor :	85.03265798%
Group II Factor :	76.10852401%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	11/27/2006	12/25/2006	Actual/360	144,919,348.25	5.39000000	629,231.76	0.00	0.00	0.00	0.00	629,231.76	0.00
A-2	11/27/2006	12/25/2006	N/A	54,409,000.00	5.49000000	240,623.80	0.00	0.00	0.00	0.00	240,623.80	0.00
A-3	11/27/2006	12/25/2006	Actual/360	34,337,000.00	5.59000000	154,621.42	0.00	0.00	0.00	0.00	154,621.42	0.00
M-1	11/27/2006	12/25/2006	Actual/360	22,400,000.00	5.66000000	102,131.56	0.00	0.00	0.00	0.00	102,131.56	0.00
M-2	11/27/2006	12/25/2006	Actual/360	18,245,000.00	5.79000000	85,097.72	0.00	0.00	0.00	0.00	85,097.72	0.00
M-3	11/27/2006	12/25/2006	Actual/360	9,574,000.00	6.42000000	49,513.54	0.00	0.00	0.00	0.00	49,513.54	0.00
M-4	11/27/2006	12/25/2006	Actual/360	4,155,000.00	6.67000000	22,325.05	0.00	0.00	0.00	0.00	22,325.05	0.00
M-5	11/27/2006	12/25/2006	Actual/360	3,613,000.00	7.50262961	22,177.80	0.00	0.00	0.00	0.00	22,177.80	0.00
SB	11/01/2006	11/30/2006	30/360	13,187,642.93	0.00000000	0.00	0.00	0.00	0.00	585,488.97	585,488.97	0.00
Deal Totals				**304,839,991.18**		**1,305,722.65**	**0.00**	**0.00**	**0.00**	**585,488.97**	**1,891,211.62**	**0.00**

Current Index Rates

Index Type	Rate	Classes
CM-LIB TEL 25 - 2 BD	5.32000000	A-1, A-2, A-3, M-2, M-4, M-5, M-3, M-1

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	67,820.55	517,668.42	585,488.97
Deal Totals	**67,820.55**	**517,668.42**	**585,488.97**

6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Group I	6,501.91	6,368.50	133.41	0	0.00	35,884.00	0.00	40,436.36	0.00	0.00	0.00
Group II	25,917.44	25,385.66	531.78	1	56.66	77,693.84	0.00	200,781.16	16,160.35	0.00	0.00
Deal Totals	**32,419.35**	**31,754.16**	**665.19**	**1**	**56.66**	**113,577.84**	**0.00**	**241,217.52**	**16,160.35**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	320.64	0.00	0.00	320.64	0.00
A-2	122.61	0.00	0.00	122.61	0.00
A-3	78.79	0.00	0.00	78.79	0.00
M-1	52.04	0.00	0.00	52.04	0.00
M-2	43.36	0.00	0.00	43.36	0.00
M-3	25.23	0.00	0.00	25.23	0.00
M-4	11.38	0.00	0.00	11.38	0.00
M-5	11.13	0.00	0.00	11.13	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	**665.18**	**0.00**	**0.00**	**665.18**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
341.60	0.00	0.00	341.60	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
341.60	**0.00**	**0.00**	**341.60**	**0.00**

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Group I	Count	1,109	984	N/A	122	19	0	4	1	960
	Balance/Amount	103,543,781.18	90,244,474.22	114,115.72	6,408.68	1,552,136.53	N/A	484,449.64	41,334.34	88,046,029.31
Group II	Count	1,208	1,033	N/A	128	30	0	34	0	969
	Balance/Amount	257,761,504.57	214,595,516.96	66,245.40	241,612.40	7,182,644.22	N/A	10,926,538.35	0.00	196,178,476.59
Deal Totals	**Count**	**2,317**	**2,017**	**N/A**	**250**	**49**	**0**	**38**	**1**	1,929
	Balance/Amount	**361,305,285.75**	**304,839,991.18**	**180,361.12**	**248,021.08**	**8,734,780.75**	**N/A**	**11,410,987.99**	**41,334.34**	**284,224,505.90**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group I	8.34125546	8.32343474	307.96	273.25	7.82664781	7.80891534	7.82664781	7.50262961	7.25254196
Group II	7.51652849	7.54476145	358.60	340.47	7.01079475	7.04089407	7.01111156	7.50262961	7.25254196
Deal Totals	**7.76067970**	**7.78597602**	**342.91**	**319.65**	**7.25231893**	**7.27880889**	**7.25254196**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
Group-I	24.48%	19.17%	19.63%		20.43%
Group-II	65.80%	45.07%	37.97%		33.35%
Deal Totals	**56.53%**	**38.33%**	**33.02%**		**29.74%**

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group I	Count	0	0	4	0	4
	Scheduled Balance	0.00	0.00	484,449.64	0.00	484,449.64
Group II	Count	0	0	34	0	34
	Scheduled Balance	0.00	0.00	10,926,538.35	0.00	10,926,538.35
Deal Totals	**Count**	**0**	**0**	**38**	**0**	**38**
	Scheduled Balance	**0.00**	**0.00**	**11,410,987.99**	**0.00**	**11,410,987.99**

10. Loan Status Report

Delinquency Calculation Method: Office of Thrift Supervision

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,759	256,923,811.47	3	370,234.83	0	0.00	0	0.00	0.00	1,762	257,294,046.30
30 days	58	9,007,341.24	1	305,954.89	1	162,766.47	0	0.00	0.00	60	9,476,062.60
60 days	25	4,653,897.58	0	0.00	0	0.00	0	0.00	0.00	25	4,653,897.58
90 days	11	1,505,795.82	3	270,748.25	11	1,958,613.65	0	0.00	0.00	25	3,735,157.72
120 days	12	1,328,810.95	0	0.00	7	1,598,171.81	0	0.00	0.00	19	2,926,982.76
150 days	4	597,041.42	0	0.00	7	490,316.68	2	192,554.74	193,454.92	13	1,279,912.84
180 days	7	543,408.24	0	0.00	1	42,120.46	7	1,598,638.37	1,601,661.25	15	2,184,167.07
181+ days	1	61,242.37	0	0.00	7	1,573,895.55	2	1,039,141.11	1,040,731.03	10	2,674,279.03
Total	**1,877**	**274,621,349.09**	**7**	**946,937.97**	**34**	**5,825,884.62**	**11**	**2,830,334.22**	**2,835,847.20**	**1,929**	**284,224,505.90**
Current	91.19%	90.39%	0.16%	0.13%	0.00%	0.00%	0.00%	0.00%	0.00%	91.34%	90.52%
30 days	3.01%	3.17%	0.05%	0.11%	0.05%	0.06%	0.00%	0.00%	0.00%	3.11%	3.33%
60 days	1.30%	1.64%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.30%	1.64%
90 days	0.57%	0.53%	0.16%	0.10%	0.57%	0.69%	0.00%	0.00%	0.00%	1.30%	1.31%
120 days	0.62%	0.47%	0.00%	0.00%	0.36%	0.56%	0.00%	0.00%	0.00%	0.98%	1.03%
150 days	0.21%	0.21%	0.00%	0.00%	0.36%	0.17%	0.10%	0.07%	0.07%	0.67%	0.45%
180 days	0.36%	0.19%	0.00%	0.00%	0.05%	0.01%	0.36%	0.56%	0.56%	0.78%	0.77%
181+ days	0.05%	0.02%	0.00%	0.00%	0.36%	0.55%	0.10%	0.37%	0.37%	0.52%	0.94%
Total	**97.30%**	**96.62%**	**0.36%**	**0.33%**	**1.76%**	**2.05%**	**0.57%**	**1.00%**	**1.00%**	**100.00%**	**100.00%**

GMAC RFC

Statement to Certificateholder

Residential Asset Mtge Products, 2006-SP2

December 26, 2006

Group I	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	899	83,929,714.97	0	0.00	0	0.00	0	0.00	0.00	899	83,929,714.97
30 days	25	1,308,230.24	0	0.00	0	0.00	0	0.00	0.00	25	1,308,230.24
60 days	8	626,498.83	0	0.00	0	0.00	0	0.00	0.00	8	626,498.83
90 days	6	541,785.36	2	115,566.79	2	268,404.68	0	0.00	0.00	10	925,756.83
120 days	5	225,022.54	0	0.00	1	122,516.31	0	0.00	0.00	6	347,538.85
150 days	0	0.00	0	0.00	3	188,942.01	0	0.00	0.00	3	188,942.01
180 days	6	531,265.03	0	0.00	1	42,120.46	0	0.00	0.00	7	573,385.49
181+ days	1	61,242.37	0	0.00	1	84,719.72	0	0.00	0.00	2	145,962.09
Total	**950**	**87,223,759.34**	**2**	**115,566.79**	**8**	**706,703.18**	**0**	**0.00**	**0.00**	**960**	**88,046,029.31**

Current	93.65%	95.32%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	93.65%	95.32%
30 days	2.60%	1.49%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	2.60%	1.49%
60 days	0.83%	0.71%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.83%	0.71%
90 days	0.63%	0.62%	0.21%	0.13%	0.21%	0.30%	0.00%	0.00%	0.00%	1.04%	1.05%
120 days	0.52%	0.26%	0.00%	0.00%	0.10%	0.14%	0.00%	0.00%	0.00%	0.63%	0.39%
150 days	0.00%	0.00%	0.00%	0.00%	0.31%	0.21%	0.00%	0.00%	0.00%	0.31%	0.21%
180 days	0.63%	0.60%	0.00%	0.00%	0.10%	0.05%	0.00%	0.00%	0.00%	0.73%	0.65%
181+ days	0.10%	0.07%	0.00%	0.00%	0.10%	0.10%	0.00%	0.00%	0.00%	0.21%	0.17%
Total	**98.96%**	**99.07%**	**0.21%**	**0.13%**	**0.83%**	**0.80%**	**0.00%**	**0.00%**	**0.00%**	**100.00%**	**100.00%**

Group II	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	860	172,994,096.50	3	370,234.83	0	0.00	0	0.00	0.00	863	173,364,331.33
30 days	33	7,699,111.00	1	305,954.89	1	162,766.47	0	0.00	0.00	35	8,167,832.36
60 days	17	4,027,398.75	0	0.00	0	0.00	0	0.00	0.00	17	4,027,398.75
90 days	5	964,010.46	1	155,181.46	9	1,690,208.97	0	0.00	0.00	15	2,809,400.89
120 days	7	1,103,788.41	0	0.00	6	1,475,655.50	0	0.00	0.00	13	2,579,443.91
150 days	4	597,041.42	0	0.00	4	301,374.67	2	192,554.74	193,454.92	10	1,090,970.83
180 days	1	12,143.21	0	0.00	0	0.00	7	1,598,638.37	1,601,661.25	8	1,610,781.58
181+ days	0	0.00	0	0.00	6	1,489,175.83	2	1,039,141.11	1,040,731.03	8	2,528,316.94
Total	**927**	**187,397,589.75**	**5**	**831,371.18**	**26**	**5,119,181.44**	**11**	**2,830,334.22**	**2,835,847.20**	**969**	**196,178,476.59**

Current	88.75%	88.18%	0.31%	0.19%	0.00%	0.00%	0.00%	0.00%	0.00%	89.06%	88.37%
30 days	3.41%	3.92%	0.10%	0.16%	0.10%	0.08%	0.00%	0.00%	0.00%	3.61%	4.16%
60 days	1.75%	2.05%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	1.75%	2.05%
90 days	0.52%	0.49%	0.10%	0.08%	0.93%	0.86%	0.00%	0.00%	0.00%	1.55%	1.43%
120 days	0.72%	0.56%	0.00%	0.00%	0.62%	0.75%	0.00%	0.00%	0.00%	1.34%	1.31%
150 days	0.41%	0.30%	0.00%	0.00%	0.41%	0.15%	0.21%	0.10%	0.10%	1.03%	0.56%
180 days	0.10%	0.01%	0.00%	0.00%	0.00%	0.00%	0.72%	0.81%	0.82%	0.83%	0.82%
181+ days	0.00%	0.00%	0.00%	0.00%	0.62%	0.76%	0.21%	0.53%	0.53%	0.83%	1.29%
Total	**95.67%**	**95.52%**	**0.52%**	**0.42%**	**2.68%**	**2.61%**	**1.14%**	**1.44%**	**1.44%**	**100.00%**	**100.00%**

11. Delinquency Data

	Totals Count	Totals Balance
	% Count	% Balance
1 Month	60	9,476,062.60
	3.11%	3.33%
2 Months	25	4,653,897.58
	1.30%	1.64%
3 Months	25	3,735,157.72
	1.30%	1.31%
4 Months	19	2,926,982.76
	0.98%	1.03%
5 Months	13	1,279,912.84
	0.67%	0.45%
6 Months	15	2,184,167.07
	0.78%	0.77%
7 Months	5	1,462,520.60
	0.26%	0.51%
8 Months	5	1,211,758.43
	0.26%	0.43%
9 Months	0	0.00
	0.00%	0.00%
10 Months	0	0.00
	0.00%	0.00%
11 Months	0	0.00
	0.00%	0.00%
12 Months	0	0.00
	0.00%	0.00%
13 Months	0	0.00
	0.00%	0.00%
14 Months	0	0.00
	0.00%	0.00%
15 Months	0	0.00
	0.00%	0.00%
16 Months	0	0.00
	0.00%	0.00%
17 Months	0	0.00
	0.00%	0.00%
18 Months	0	0.00
	0.00%	0.00%
19 Months	0	0.00
	0.00%	0.00%
20 Months	0	0.00
	0.00%	0.00%
21 Months	0	0.00
	0.00%	0.00%
22 Months	0	0.00
	0.00%	0.00%
23 Months	0	0.00
	0.00%	0.00%
24 Months	0	0.00
	0.00%	0.00%
25 Months	0	0.00
	0.00%	0.00%
26 Months	0	0.00
	0.00%	0.00%
27 Months	0	0.00
	0.00%	0.00%
28 Months	0	0.00
	0.00%	0.00%
29 Months	0	0.00
	0.00%	0.00%
30 Months	0	0.00
	0.00%	0.00%
31 Months	0	0.00
	0.00%	0.00%
32 Months	0	0.00
	0.00%	0.00%
33 Months	0	0.00
	0.00%	0.00%
34 Months	0	0.00
	0.00%	0.00%
35 Months	0	0.00
	0.00%	0.00%
36 Months	0	0.00
	0.00%	0.00%
37 Months	0	0.00
	0.00%	0.00%
38 Months	0	0.00
	0.00%	0.00%
39 Months	0	0.00
	0.00%	0.00%
40 Months	0	0.00
	0.00%	0.00%
41 Months	0	0.00
	0.00%	0.00%
42 Months	0	0.00
	0.00%	0.00%
43 Months	0	0.00
	0.00%	0.00%
44 Months	0	0.00
	0.00%	0.00%
45 Months	0	0.00
	0.00%	0.00%
46 Months	0	0.00
	0.00%	0.00%
47 Months	0	0.00
	0.00%	0.00%
48 Months	0	0.00
	0.00%	0.00%
49 Months	0	0.00
	0.00%	0.00%
50 Months	0	0.00
	0.00%	0.00%
51 Months	0	0.00
	0.00%	0.00%
52 Months	0	0.00
	0.00%	0.00%
53 Months	0	0.00
	0.00%	0.00%
54 Months	0	0.00
	0.00%	0.00%
55 Months	0	0.00
	0.00%	0.00%
56 Months	0	0.00
	0.00%	0.00%
57 Months	0	0.00
	0.00%	0.00%
58 Months	0	0.00
	0.00%	0.00%
59 Months	0	0.00
	0.00%	0.00%
60+ Months	0	0.00
	0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group I	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group II	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	1	0	0	0	1
	Beginning Aggregate Scheduled Balance	41,334.34	0.00	0.00	0.00	41,334.34
	Principal Portion of Loss	18,274.45	0.00	0.00	0.00	18,274.45
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	18,274.45	0.00	0.00	0.00	18,274.45
Group II	Loss Count	0	0	0	0	0
	Beginning Aggregate Scheduled Balance	0.00	0.00	0.00	0.00	0
	Principal Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Interest Portion of Loss	0.00	0.00	0.00	0.00	0.00
	Total Realized Loss	0.00	0.00	0.00	0.00	0.00
Deal Totals	**Loss Count**	**1**	**0**	**0**	**0**	**1**
	Beginning Aggregate Scheduled Balance	**41,334.34**	**0.00**	**0.00**	**0.00**	**41,334.34**
	Principal Portion of Loss	**18,274.45**	**0.00**	**0.00**	**0.00**	**18,274.45**
	Interest Portion of Loss	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**
	Total Realized Loss	**18,274.45**	**0.00**	**0.00**	**0.00**	**18,274.45**

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group I	Loss Count	3	2	0	0	5
	Total Realized Loss	133,504.70	201,148.04	0.00	0.00	334,652.74
Group II	Loss Count	1	0	0	0	1
	Total Realized Loss	11,547.94	0.00	0.00	0.00	11,547.94
Deal Totals	**Loss Count**	**4**	**2**	**0**	**0**	**6**
	Total Realized Loss	**145,052.64**	**201,148.04**	**0.00**	**0.00**	**346,200.68**

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group I	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	18,274.45	334,652.74
	Net Loss % [2]	0.02%	0.32%
Group II	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	0.00	11,547.94
	Net Loss % [2]	0.00%	0.00%
Deal Totals	**Subsequent Recoveries Count**	**0**	**0**
	Subsequent Recoveries	**0.00**	**0.00**
	Net Loss [1]	**18,274.45**	**346,200.68**
	Net Loss % [2]	**0.01%**	**0.10%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group I	Monthly Default Rate	0.05%	0.19%	0.12%		0.09 %
	Constant Default Rate	0.55%	2.24%	1.38%		1.03%
Group II	Monthly Default Rate	0.00%	0.01%	0.00%		0.00 %
	Constant Default Rate	0.00%	0.07%	0.04%		0.03%
Deal Totals	**Monthly Default Rate**	**0.01%**	**0.06%**	**0.04%**		**0.03 %**
	Constant Default Rate	**0.16%**	**0.71%**	**0.43%**		**0.32%**

1-Month MDR (Current Month) = SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *....* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$, where m is number of months in period

14. Credit Enhancement Report

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Yield Maintenance Agreement	Merrill Lynch & Co.	09/25/2012	0.00	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	13,187,642.93	13,187,642.93	0.00	13,187,642.93	13,187,642.93

17. Excess Cashflow, Overcollateralization and Derivative Amounts

Excess Cashflow and Derivative Summary	
(1) Scheduled Unmodified Net Interest	1,842,387.36
(2) Interest Losses	0.00
(3) Subsequent Recoveries	0.00
(4) Interest Adjustment Amount	0.00
(5) Yield Maintenance/Swap Payment Amount - IN	0.00
(6) Certificate Interest Amount	1,305,381.03
(7) OC Reduction Amount	0.00
(8) Excess Cashflow Prior to OC Provisions	537,006.32

Overcollateralization and Derivative Amounts	
Excess Cashflow Prior to OC Provisions	537,006.32
(1) Unreimbursed Principal Portion of Realized Losses	0.00
(2) Principal Portion of Realized Losses	18,274.45
(3) Overcollateralization Increase	0.00
(4) Prepayment Interest Shortfall	665.18
(5) Unpaid PPIS With Accrued Interest	0.00
(6) Basis Risk Shortfall Carry-Forward Amount	341.60
(7) Relief Act Shortfall	56.66
(8) Unreimbursed Realized Losses	0.00
(9) To Class SB Certificates	517,668.42

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	233,665,348.25
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	8
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Actual Ending Pool Balance < Target Pool Balance	
Actual Ending Pool Balance	284,224,505.90
Ending Target Pool Balance	180,652,642.88
Actual Ending Balance < 50% * Original Balance	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Actual Ending Balance < 50% * Original Balance	False
StepDown Date and Ending Bal < 50% * Original Bal	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
StepDown Date and Ending Bal < 50% * Original Bal	False
Stepdown Date has occurred	False
Sixty-Plus Delinquency Percentage >= Target %	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	7.35094100%
Senior Enhancement Delinquency Percentage - Target Value	7.60266000%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.09581900%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Asset Mortgage Products., 2006-SP2
December 26, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	10,976,192.41
Prepayment Premium	67,820.55
Liquidation and Insurance Proceeds	23,059.89
Subsequent Recoveries	0.00
Repurchase Proceeds	11,410,987.99
Other Deposits/Adjustments (including Derivative Payment)	32,419.35
Total Deposits	22,510,480.19

Uses of Funds	Amount
Transfer to Certificate Account	22,506,696.89
Reimbursed Advances and Expenses	3,783.30
Master Servicing Compensation	0.00
Derivative Payment/ Reserve Draw	NA
Total Withdrawals	22,510,480.19
Ending Balance	0.00